SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33713

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beacon Federal Retirement Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beacon Federal Bancorp, Inc.
6611 Manlius Center Road
East Syracuse, New York 13057

BEACON FEDERAL RETIREMENT SAVINGS PLAN

FINANCIAL REPORT
DECEMBER 31, 2011

BEACON FEDERAL RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Reports of Independent Registered Public Accounting Firms	1-2

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-10

Schedule of Assets (Held at End of Year)	11

[Letterhead of Insero & Company CPAs, P.C.]

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Beacon Federal Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Beacon Federal Retirement Savings Plan as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Beacon Federal Retirement Savings Plan as of December 31, 2011, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, in May, 2012 Beacon Federal Bancorp, Inc. signed a merger agreement with Berkshire Hills Bancorp, Inc.

/s/ Insero & Company CPAs, P.C.

Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 26, 2012

Report of Independent Registered Public Accounting Firm

June 22, 2011

To the Participants and Administrator of the
Beacon Federal Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Beacon Federal Retirement Savings Plan as of December 31, 2010.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Dannible & McKee, LLP

Dannible & McKee, LLP
Syracuse, New York

BEACON FEDERAL RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

ASSETS	2011	2010

Investments, at Fair Value
Common Stock	$3,506,309	$3,301,592
Collective Trust	75,217	140,440
Mutual Funds	3,896,366	4,001,473
Total Investments, at Fair Value	7,477,892	7,443,505

Adjustment from Fair Value to Contract Value for Interest in a Collective Trust Fund Relating to Fully Benefit-Responsive Investment Contracts	-	2,286

Net assets available for benefits	$7,477,892	$7,445,791

See Notes to Financial Statements.

BEACON FEDERAL RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

Additions to Net Assets Attributed to:

Investment income:
Net Appreciation in Fair Value of Investments	$111,035
Dividends	238,113

Total Investment Income	349,148

Contributions:
Participants	496,864
Employer	225,710
Rollovers	48,107

Total Contributions	770,681

Total Additions	1,119,829

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	1,081,812
Administrative Expenses	5,916

Total Deductions	1,087,728

Net Increase	32,101

Net Assets Available for Benefits

Beginning of Year	7,445,791

End of Year	$7,477,892

See Notes to Financial Statements.

BEACON FEDERAL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Note 1 - Description of the plan

The following description of the Beacon Federal Retirement Savings Plan (the Plan), as adopted by Beacon Federal Bancorp, Inc. (the “Bank”), provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all employees of the Bank.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  To become eligible for participation, an employee must be at least age eighteen and have completed one month of service.

In May 2012, the Bank signed a merger agreement with Berkshire Hills Bancorp, Inc. (“Berkshire”).  Under the terms of the merger agreement, 50% of the outstanding Bank shares will be exchanged for Berkshire shares at a fixed exchange ratio of 0.92 shares for each Bank share, while the remaining 50% of Bank shares will be exchanged for cash in the amount of $20.50 per share.  The impact on the Plan, if any, has not been determined.

Contributions - Each year, participants may contribute up to 75% of their eligible compensation subject to limitations established under the Internal Revenue Code (IRC).  Additionally, if a participant has or is projected to attain age 50 before the end of the Plan year, that participant may make additional “catch-up” contributions.  Participants may also contribute amounts representing distributions from other qualified retirement plans.

The Bank matches an amount equal to 60% of the participant’s elective deferral up to a maximum of 6% of a participant’s compensation.  In addition, the Bank, at the discretion of its Board of Directors, may contribute to the Plan a discretionary profit sharing contribution for all eligible participants.  There were no discretionary contributions made to the Plan in 2011 and 2010.

Vesting - Participants are immediately vested in their elective salary deferral contributions plus actual earnings thereon.  Vesting in the remainder of their account balance is based on years of credited service.  A participant is 100% vested for any discretionary profit sharing and matching contributions after five years of credited service.

Forfeited nonvested accounts are retained by the Plan and allocated to all remaining participants eligible to share in the allocations as defined in the Plan document.  During 2011, $23,689 of forfeited accounts were allocated to eligible participants.  Total forfeited nonvested accounts amounted to $20,593 and $23,689 at December 31, 2011 and 2010, respectively.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of the Bank’s contribution and Plan earnings.  Allocations are based on participant’s compensation or account balances, as defined in the plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant loans - The Plan does not allow participants to borrow against their account balances.

Investment options - Participants direct the investment of their contributions and bank matching contributions into various investment options offered by the Plan. Participants may change their investments or transfer their account balances from one fund to another at any time during the year. The Plan currently offers twenty-five investment options to participants, which are made up mostly of mutual funds, but also offers a collective trust fund and employer stock.

Payment of benefits - Upon termination of service due to death, disability or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account or installment payments over any period that does not exceed the life expectancy of the beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship withdrawals - Participants may apply for a hardship withdrawal to assist in the payment of several types of personal hardships as defined by the plan agreement. Any hardship distribution is limited to the amount necessary to meet the financial need. The plan record keeper must approve hardship withdrawals. Such withdrawals will suspend the participant’s right to make elective salary deferrals to the Plan for six months.

Plan termination - Although the Bank has not expressed any intent to do so, it has the right, under the plan agreement, to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants will become 100% vested in their account balances.

Note 2 - Summary of significant accounting policies

Method of accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust fund.  The statements of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and uncertainties - The participants invest the Plan’s assets in any combination of investment options. Investment options are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Administrative costs - Costs of managing the investments and maintaining participant accounts are paid directly out of the Plan’s assets. Other administrative costs, including legal and accounting costs, are paid by the Bank.

Payment of benefits - Benefits are recorded when paid.

Economic dependency and concentration of credit risk - At December 31, 2011 and 2010, approximately 47% and 44%, respectively, of the Plan’s investments are invested in the Plan Sponsor’s Common Stock.  Accordingly, the Plan is dependent on the financial condition of the Bank.

Note 3 - Fair value measurements

Accounting principles generally accepted in the United States of America establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds:  Valued at the closing price reported on the active market on which the individual security is traded.

Beacon Federal Bancorp, Inc. Common Stock:  Investments in Beacon Federal Bancorp, Inc. common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Collective Trust:  The Plan’s interest in the collective trust is based on periodic valuations performed by the trustee using current market values of the underlying assets of the fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:
	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Total

Registered Investment Companies:
Bonds	$198,890	$-	$198,890
Equities	1,835,208	-	1,835,208
Balanced	1,862,268	-	1,862,268
Beacon Federal Bancorp, Inc. Common Stock	3,506,309	-	3,506,309
Collective Trust	-	75,217	75,217

Total investments at Fair Value	$7,402,675	$75,217	$7,477,892

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Total

Registered Investment Companies:
Bonds	$161,394	$—	$161,394
Equities	1,994,817	—	1,994,817
Balanced	1,845,262	—	1,845,262
Beacon Federal Bancorp, Inc. Common Stock	3,301,592	—	3,301,592
Collective Trust	—	140,440	140,440

Total investments at Fair Value	$7,303,065	$140,440	$7,443,505

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest is recorded on the accrual basis.  Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Note 4 - Investments

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2011	2010

Beacon Federal Bancorp, Inc. Common Stock	$3,506,309	$3,301,592
BlackRock Equity Dividend Fund	516,710	452,439
Manning & Napier Target 2040 Fund	502,165	473,274
Fidelity Contrafund	490,728	475,800
Heartland Value Plus Fund	434,941	481,052
Janus Overseas Fund	420,989	697,830

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common Stock	$564,715
Mutual Funds	(453,680)

$111,035

Note 5 - Party-in-interest transactions

The assets of the Plan are administered by Benefit Plans Administrative Services, LLC d/b/a Benefit Plans Administrators (BPA). The Bank paid BPA $5,916 for recordkeeping, trustee and other services in 2011.  These services qualify as party-in-interest transactions.

The Plan held 252,798 shares of the plan sponsor’s common stock at December 31, 2011.  The cost of these shares at December 31, 2011 was $2,126,102 and their fair value at December 31, 2011 was $3,506,309.

Dividends received on the investment in the Bank’s common stock amounted to $58,161 for the year ended December 31, 2011.  The Plan sold 42,499 shares of the common stock and purchased 15,501 shares of the common stock during 2011.

Note 6 - Tax status

The Plan is a Prototype Plan, which was approved by the Internal Revenue Service on March 31, 2008.  The Plan has been amended since receiving the determination letter.  However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan has reviewed its operations for uncertain tax positions and believes there are no significant exposures.  The Plan will include interest on income tax liabilities in interest expense and penalties in operations if such amounts arise.  The Plan is no longer subject to Federal or New York State examinations by tax authorities for the closed tax years before 2008.

Note 7 - Subsequent events

In 2012, the SEI Stable Asset Fund was terminated.  The participants of the Plan will be given alternative investments with similar investment risk to replace the fund.

Note 8 - Assets allocated to withdrawn participants

The statements of net assets available for benefits at December 31, 2011 and 2010, includes $885,386 and $1,024,263, respectively, allocated to participants who were no longer employees of the Bank.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation from the financial statements to the Form 5500 as of December 31, 2011 and 2010, and for the year ended December 31, 2011:

	2011	2010

Net Assets Available for Benefits Per the Financial Statements	$7,477,892	$7,445,791

Adjustment from Contract Value to Fair Value for Interest in a Collective Trust Fund Relating to Fully Benefit-Responsive Investment Contracts	-	(2,286)

Net Assets Available for Benefits Per the Form 5500	$7,477,892	$7,443,505

Net Increase in Net Assets Available for Benefits Per the Financial Statements	$32,101

Change in Adjustment from Contract Value to Fair Value for Interest in a Collective Trust Fund Relating to Fully Benefit-Responsive Investment Contracts	2,286

Net Income Per the Form 5500	$34,387

BEACON FEDERAL RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value

	American Funds	Capital World Growth and Income	$4,098
*	Beacon Federal Bancorp, Inc.	Common Stock	3,506,309
	BlackRock	BlackRock Equity Dividend Fund	516,710
	Fidelity Investments	Fidelity Contrafund	490,728
	Harbor	Harbor International Fund	26,575
	Heartland	Value Plus Fund	434,941
	Janus	Janus Overseas Fund	420,989
	Manning & Napier	Manning & Napier Target 2010 Fund	78,780
	Manning & Napier	Manning & Napier Target 2020 Fund	154,366
	Manning & Napier	Manning & Napier Target 2030 Fund	298,383
	Manning & Napier	Manning & Napier Target 2040 Fund	502,165
	Manning & Napier	Manning & Napier Target 2050 Fund	95,665
	Manning & Napier	Manning & Napier Target Income Fund	3,359
	Nuveen	Tradewinds Value Opportunities Fund	121,740
	Oppenheimer Funds	Oppenheimer Developing Markets Fund	76,725
	PIMCO Funds	PIMCO All Asset Fund	294,609
	Principal Funds	Principal High Yield Fund	13,681
	SEI	SEI Stable Asset Fund	75,217
	Vanguard	Vanguard 500 Index Fund	85,893
	Vanguard	Vanguard Energy Fund	36,452
	Vanguard	Vanguard Growth Index Fund	15,473
	Vanguard	Vanguard Health Care Fund	28,247
	Vanguard	Vanguard Interm Term Bond Index Fund	185,209
	Vanguard	Vanguard Mid Cap Index Fund	5,789
	Vanguard	Vanguard Small Cap Index Fund	5,789

			$7,477,892

*Party-in-interest as defined by ERISA

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Beacon Federal Retirement Savings Plan

Date: June 26, 2012	By:	/s/ Kathy Harvey
Kathy Harvey
Vice President & Trust Officer
Hand Benefits & Trust Company, trustee

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Insero & Company CPAs, P.C.